Exhibit 99.1

AZURE POWER GLOBAL LIMITED

COMPANY NO: 127946 C1/GBL

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TIME:	3 p.m. (India Standard time)
DATE:	August 31, 2018
PLACE:	3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, Republic of India

This Notice of Special Meeting of Shareholders should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Special Meeting of Shareholders, please do not hesitate to contact the Company Secretary on +230 454 3200.

CONTENTS

1.    Notice of Special Meeting (setting out proposed resolutions)

2.    Explanatory Statement (explaining the proposed resolutions)

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Azure Power Global Limited (the “Company”) will be held at 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, Republic of India, at 3 p.m. (India Standard Time) on August 31, 2018.

The Explanatory Statement to this Notice of Special Meeting provides additional information on matters to be considered at the Special Meeting. The Explanatory Statement and the proxy form are part of this Notice of Special Meeting.

AGENDA

1.	SPECIAL BUSINESS

1.1	To issue and allot the equity shares or share equivalents for more than 10% (ten percent) of the share capital of the Company to pass the following resolutions:

“RESOLVED THAT pursuant to Clause 53.2 of the Constitution of the Company and by the way of ordinary resolution, the Company be authorized for issuing the equity shares or share equivalents for more than 10% (ten percent) of the share capital of the Company and that section 55 of the Mauritius Companies Act shall not apply to the aforesaid issuance of shares.”

2.	RECORD DATE

The Board of Directors of the Company has fixed the close of business on August 16, 2018 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

3.	HOW TO VOTE

If you are a holder of our equity shares on the Record Date, you are cordially invited to attend the Meeting in person. The business at the Meeting affects your shareholding and your vote is important.

3.1.1	Voting in person

To vote in person, attend the Meeting on the date and at the place set out above. Any shareholder who attends the meeting in person is deemed to have accepted any short notice, if applicable, for this meeting.

3.1.2	Voting by proxy

To vote by proxy, please complete and sign the proxy form enclosed. The proxy form can be sent by email at headoffice@aaa.com.mu or delivered in person to:

AAA Global Services Ltd, 1st Floor, The Exchange, 18 Cybercity, Ebene, Mauritius.

The proxy form must be received by the Company Secretary not later than 03:00 pm (India local Time) on 29th August, 2018.

Your proxy form is enclosed as a separate document.

Please note that:

(a)	A shareholder may exercise the right to vote either by being present in person or by proxy.

(b)	A proxy for a shareholder may attend and be heard at the meeting of shareholders as if the proxy was the shareholder.

(c)

A proxy shall be appointed by notice in writing signed by the shareholder or by his attorney as duly authorized in writing or, in case of a corporate shareholder, either under its seal or under the hand of an officer, attorney or other person authorized to sign on behalf of the corporate shareholder. The notice shall state whether the appointment is for a particular meeting or a specified term.

(d)	(i) No proxy shall be effective in relation to a meeting unless a copy of the notice of appointment is produced before the start of the meeting.

(ii) Any power of attorney or other authority under which the proxy is signed or notarized certified copy shall also be produced.

(iii) A proxy form shall be sent with each notice calling a meeting of the Company.

(e)

A body corporate which is a shareholder may appoint a representative to attend a meeting of shareholders on its behalf in the same manner as that in which it could appoint a proxy. The body corporate will be required to use the proxy form for this purpose. The terms “corporate representative” and “proxy” are being used interchangeably in this document.

(f)	Any shareholder who has appointed a proxy for the meeting prior to the set deadline is deemed to have accepted any short notice, if applicable, for this meeting.

3.1.3	Voting by Internet

To vote by Internet, please go to the secure website www.investorvote.com/AZRE or scan the QR code on the proxy card, and follow the steps outlined on the website.

4.	CHAIRMAN’S VOTING INTENTIONS

If the Chairman of the Special Meeting is appointed as proxy or may be appointed by default, and the shareholder does not direct the proxy how to vote in respect of any resolution, the Chairman intends to vote in favor of all the resolutions.

5.	EXPLANATORY STATEMENT

The accompanying Explanatory Statement forms part of this Notice of Special Meeting and should be read in conjunction with it.

DATED: 06th August, 2018

BY ORDER OF THE BOARD OF DIRECTORS OF AZURE POWER GLOBAL LIMITED

AAA GLOBAL SERVICES LTD [COMPANY SECRETARY]

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS OF AZURE POWER GLOBAL LIMITED

EXPLANATORY STATEMENT TO SHAREHOLDERS

AZURE POWER GLOBAL LIMITED

COMPANY NO: 127946 C1/GBL

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the shareholders of the Company in connection with the business to be conducted at the Special Meeting to be held at 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, Republic of India, at 3 p.m. (India Standard Time) on August 31, 2018.

The purpose of this Explanatory Statement is to provide information which the Directors believe to be material to shareholders in deciding whether or not to pass the resolutions in the Notice of Special Meeting.

1.	SPECIAL BUSINESS

Pursuant to Clause 53.2 which provides Additional Restrictions, for so long as International Finance Corporation and/or IFC GIF Investment Company I hold any equity shares of the Company, the Company shall not, in a single transaction, issue equity shares or share equivalents that are more than 10% (ten percent) of the share capital of the Company, unless approved by the shareholders of the Company by way of an ordinary resolution. Therefore, now the Company is seeking Shareholders approval by way of ordinary resolution for issue and allot the equity shares or share equivalents for more than 10% (ten percent) of the share capital of the Company and that section 55 of the Mauritius Companies Act shall not apply to the aforesaid issuance of shares.

All Correspondence to:
By mail:	AAA Global Services Ltd 1st Floor, The Exchange, 18 Cybercity, Ebene, Mauritius
By fax:	+230 454 3202
By phone:	+230 454 3200

YOUR VOTE IS IMPORTANT

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your proxy or corporate representative. If you wish to appoint someone other than the Chair of the Special Meeting as your proxy please write the full name of that individual. If you leave the section blank, or your named proxy does not attend the meeting, the Chair of the Special Meeting will be your proxy. A proxy need not be a shareholder of the company.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your shares will be voted in accordance with such direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

STEP 3 SIGN THE FORM

The form must be signed as follows:

Individual: This form must be signed by the security holder.

Joint Holding: where the holding is in more than one name, all the security holders should sign.

Power of Attorney: to sign under a Power of Attorney, attach a certified copy of the Power of Attorney to this form when you return it.

Companies: this form must be signed jointly with either another Director or a Company Secretary. Where the Company has a Sole Director, who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 03:00 P.M. (India local time) on August 29, 2018.

Any proxy form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged by sending the form to:

By email headoffice@aaa.com.mu

By mail	AAA Global Services Ltd
1st Floor, The Exchange,
18 Cybercity, Ebene, Mauritius

In person    Mr. Warren Bignoux

Attending the Special Meeting

If you wish to attend the meeting, please bring this form along with an identification document with you to assist registration.